SUITE 2000 • 1600 WEST END AVENUE • NASHVILLE, TENNESSEE 37203 • 615.726.5600 • bakerdonelson.com

Tonya Mitchem Grindon, Shareholder
Direct Dial: 615.726.5607
Direct Fax: 615.744.5607
E-Mail Address: tgrindon@bakerdonelson.com

December 21, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Conlon Danberg

Re:	SEP Acquisition Corp. Form S-4 Filed September 22, 2023 File No. 333-274653

To whom it may concern:

This letter is provided on behalf of SEP Acquisition Corp. (sometimes referred to herein as the “Company,” “SEPA,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 15, 2023, to Mr. R. Andrew White regarding the above-referenced Form S-4 (“Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement, dated as of November 3, 2023 (the “Amendment No. 1”), as amended by Amendment No. 2 to the Initial Registration Statement, dated as of December 8, 2023 (the “Amendment No. 2,” and together with the Initial Registration Statement and Amendment No. 1, the “Form S-4”).  Capitalized terms used but not defined herein have the meanings assigned to them in the Form S-4.

Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the above-referenced Form S-4 (“Amendment No. 3”) with the Commission in response to the Staff’s comments and to reflect certain other changes.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the comment letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the comment letter.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers about the SEPA Stockholder Proposals
Q. What equity stake will current SEPA Stockholders and SANUWAVE Stockholders hold in the Combined Company..., page 10.

Comment:

1.	Please expand on your disclosure of potential sources of dilution to reflect the issuance of shares to settle the Convertible Promissory Notes as shown in the table on page 161.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the references to the issuance of shares to settle the Convertible Promissory Notes on page 161 of Amendment No. 3.  The referenced Convertible Promissory Notes will be settled via cash payments in connection with the Closing, pursuant to that certain Forbearance Letter, dated December 18, 2023, by and between SANUWAVE and Celularity Inc., and that certain letter agreement, dated October 31, 2023, by and between SANUWAVE and HealthTronics, Inc., and therefore will not be a potential source of dilution.  To the extent a Convertible Promissory Note is not settled in connection with the Closing and SEPA is required to assume such Convertible Promissory Note, then the shares of SEPA Class A Common Stock underlying such Convertible Promissory Note would come out of the 7,793,000 shares of Merger Consideration.  There would be no additional dilution for SEPA Stockholders.  As a result, we believe the table on page 10 of Amendment No. 3 accurately and fully reflects all potential sources of dilution related to the Convertible Promissory Notes.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

U.S. Securities and Exchange Commission Page 2 December 21, 2023
Risk Factors
Risk Related to SEPA
SANUWAVE’s recurring losses from operations and dependency upon future issuances of equity or other financing to fund ongoing operations..., page 67.

Comment:

2.
We note your revised disclosure in response to previous comment 3 that “if SANUWAVE does not regain compliance with the terms of the Senior Secured Note by December 31, 2023, North Haven Expansion will have the right to declare all obligations under the Senior Secured Note to be immediately due and payable” and that “SANUWAVE does not expect to regain compliance with the terms of the Senior Secured Note until the Closing.” Please clarify if you expect to be in compliance with the terms of the Senior Secured Note immediately following Closing. If you believe there is a material risk that you would still be in default under the Senior Secured Note after the Closing, please add prominent disclosure about this risk to the Summary and Risk Factor sections of the prospectus. In this regard, we note that it appears you may lack sufficient pro forma liquidity to repay the $15.0 million Senior Secured Note in the event it were to be accelerated.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 of Amendment No. 3 to state that SANUWAVE expects to regain compliance with the terms of the Senior Secured Note upon, and therefore immediately following, the Closing.

Background of the Business Combination, page 112.

Comment:

3.
We note your revised disclosure regarding the terms of the initial June 6, 2023 LOI and the signed June 22, 2023 LOI. Please clarify if the June 6 LOI included the same $125 million enterprise valuation contained in the June 22 LOI and if there were any other business valuations included in the June 6 LOI.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 111 and 112 of Amendment No. 3 to state that the June 6, 2023 LOI included the same $125 million enterprise valuation contained in the June 22, 2023 LOI and did not include any other business valuations.

Unaudited Pro Forma Condensed Combined Financial Information
The Merger and Related Transactions, page 158.

Comment:

4.
We note your response to comment 11, which states all of the outstanding SANUWAVE Options are out-of-the-money. As such, please revise your disclosure in note b to clearly state that there are no in-the-money SANUWAVE Options that are outstanding and receiving part of the Merger Consideration. We further note your statement that in-the-money SANUWAVE warrants are converting into shares of SANUWAVE Common Stock immediately prior to the Closing. As such, revise your disclosure in note c to clearly state this and that there will be no in-the-money SANUWAVE warrants outstanding that will convert into a SEPA Assumed Warrant at the close of the merger, if correct. Ensure that the disclosures clearly communicate the specific facts and circumstances that are then reflected in the pro forma financial information presented.

Response:

The Company respectfully acknowledges the Staff’s comment and has made revisions on page 158 of Amendment No. 3 to update the disclosures in note b to clearly state that, based on the price of SANUWAVE Common Stock on the date hereof, no in-the-money SANUWAVE Options are outstanding. We have also made changes on page 159 of Amendment No. 3 to revise the disclosure in note c to clearly state that based on the price of SANUWAVE Common Stock on the date hereof, immediately prior to the Effective Time, no in-the-money SANUWAVE Warrants will be outstanding, and as a result, no in-the-money SANUWAVE Warrants will convert into SEPA Assumed Warrants.

U.S. Securities and Exchange Commission Page 3 December 21, 2023
Comment:

5.
In your response to comment 9, you state that 100% of the outstanding SANUWAVE convertible notes have committed to be exchanged in connection with the merger transaction, which is a defined term and excludes outstanding SANUWAVE convertible promissory notes. However, this definition appears inconsistent with the definition on page 3. Further, the SANUWAVE consolidated balance sheet as of September 30, 2023, only presents convertible promissory notes payable, asset-backed secured promissory notes and senior secured debt and no convertible notes. As such, please revise your disclosures throughout the Form S-4, including in the pro forma presentation, to clearly and consistently disclose exactly which debt is being converted into shares of SEPA Class A Common Stock, which debt is being settled in another manner including the terms, and which debt will remain outstanding in connection with the merger. Your disclosures should also address any corresponding accrued interest and warrants.

Response:

The Company respectfully acknowledges the Staff’s comment and has made revisions to the disclosures on page 159 of Amendment No. 3 to define all applicable SANUWAVE convertible debt instruments using the defined term “SANUWAVE Convertible Notes” from page 3, and further to state that immediately after the Effective Time there will be no outstanding SANUWAVE Convertible Notes and corresponding accrued interest thereon as the SANUWAVE Convertible Notes will have settled immediately prior to the Effective Time, and the Company has made changes to the disclosures on page 66 to disclose the agreements entered into on October 31, 2023 and December 18, 2023, with respect to the settlements of the HealthTronics Note and Celularity Note, respectively. The Company respectfully informs the Staff further that the Company has added adjustment “K” to describe the transaction accounting adjustments effectuating the aforementioned settlements, and further in relation to the disclosed settlements, the Company has removed the disclosures surrounding the previously disclosed outstanding shares of SEPA’s Class A Common Stock associated with the total $5.4 million of principal and $2.6 million of accrued interest associated with the now-settled HealthTronics Note and Celularity Note. On December 18, 2023, SANUWAVE entered into a Forbearance Letter Agreement with Celularity, pursuant to which SANUWAVE agreed to pay Celularity half of the remaining unpaid principal amount under the Celularity Note, representing $2.0 million, within five business days following the consummation of the Business Combination, in exchange for Celularity’s agreement to release all claims against SANUWAVE related to the Celularity Note. Those claims include the release of approximately $2.0 million of accrued interest, $0.9 million of accrued expenses and $0.5 million of other liabilities. The transaction accounting adjustment for the settlement resulted in a gain of approximately $5.4 million recorded to SANUWAVE’s accumulated deficit. There is $1.4 million of Convertible Promissory Notes payable, related parties and $0.6 million of accrued interest, related parties, with respect to the HealthTronics Note. On October 31, 2023, SANUWAVE entered into a letter agreement with HealthTronics, pursuant to which SANUWAVE agreed to pay HealthTronics the remaining unpaid principal amount under the HealthTronics Note by the earlier of the Closing or March 31, 2024 in exchange for HealthTronics’ agreement to release all claims against SANUWAVE related to the HealthTronics Note. The transaction accounting adjustment for the settlement resulted in a gain of approximately $0.6 million, reflecting a total gain recognized to accumulated deficit of approximately $6.0 million for the settlement of both such SANUWAVE Convertible Notes. The Company further notes that it has clarified its disclosure in note e to state that approximately $2.9 million of accrued interest remains accrued as of the Closing, as this is associated with the $17.6 million of SANUWAVE Senior Secured Debt, in default, which will remain outstanding at Closing.

Comment:

6.
We note your response to comment 9 along with the revised disclosures. As previously requested, please revise your tabular presentation at the bottom of page 160 that details the ownership of SEPA Common Stock following the Merger to only include those shares that will be issued and outstanding following the Merger. Below the pro forma combined company common stock at September 30, 2023, in a separate table, or in a footnote to this table, disclose the number of shares underlying the dilutive instruments (e.g., convertible promissory notes) that will be outstanding as of the close of the merger. In this regard, we note that the pro forma balance sheet has $5.4 million of convertible promissory notes outstanding at the close of the merger. This disclosure will allow investors to know the number of shares issued and outstanding at the close of the merger versus those securities that may have a dilutive effect to the extent exercised or converted at a future date. To the extent that there are not expected to be any in-the-money convertible/dilutive securities outstanding after the close of the merger, disclose as such and ensure all of your disclosures in the pro formas and throughout the Form S-4 communicate this information as well.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company has revised and enhanced its disclosures on pages 161 of Amendment No. 3 to reflect the settlement of the HealthTronics Note and Celularity Note payable at the Closing such that there will be no outstanding SANUWAVE Convertible Notes immediately after the Effective Time.

U.S. Securities and Exchange Commission Page 4 December 21, 2023
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments, page 170.

Comment:

7.
We note that you entered into a letter agreement with HealthTronics on October 31, 2023 to settle the note by the earlier of the closing of the merger or March 31, 2024. As such, please include adjustments to the pro forma financial statements to reflect the required payment and settlement of this note. To the extent that you also reach an agreement to settle the Celularity note, also include adjustments for this transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 172 of Amendment No. 3 in the unaudited pro forma condensed combined financial information financial statements and accompanying notes to reflect and include adjustments for the HealthTronics settlement letter, dated October 31, 2023, and the Celularity Forbearance Letter, dated December 18, 2023.

Adjustments related to the Asset-Backed Secured Promissory Note, page 172.

Comment:

8.
We note that the SANUWAVE Asset-Backed Secured Promissory Note is now reflected in the historical balance sheet. Please either remove the adjustment to include interest expense for this note in the annual period or tell us why you believe this adjustment is appropriate. Also, address and provide appropriate disclosure to remove any interest expense recognized during the nine-months ended September 30, 2023, related to this note given that it is being converted into shares of common stock in connection with the merger transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the unaudited pro forma condensed combined financial information and accompanying notes on pages 172 and 173 of Amendment No. 3, to remove the previously disclosed adjustment to include interest expense for the Asset-Backed Secured Promissory Note in the year ended December 31, 2022. The Company respectfully informs the Staff additionally that the Company has clarified its disclosures to address the removal of interest expense recognized during the nine-months ended September 30, 2023.

Note 4. Net Loss per Share, page 173.

Comment:

9.
As previously requested in prior comment 11, please revise the tabular presentation of the excluded securities to state the number of shares of SEPA Class A Common Stock underlying these outstanding securities rather than the number of SANUWAVE common stock, as the presentation assumes that the transaction occurred as of January 1, 2022. In this regard, it is unclear why the number of underlying SANUWAVE shares of common stock is relevant post-merger.

Response:

The Company acknowledges the Staff’s comment and has made changes to the disclosures on pages 173 and 174 of Amendment No. 3, to revise the tabular presentation of the excluded securities to state only the number of shares of SEPA Class A Common Stock underlying the outstanding securities. The Company respectfully informs the Staff that as a result of the October 31, 2023 and December 18, 2023 HealthTronics Note and Celularity Note settlements, respectively, the previously disclosed presentation under Excluded Securities has been removed. Please refer to the Company’s response to comment 5, for the additional disclosures on the settlement of the HealthTronics Note and Celularity Note settlements.

Information about SANUWAVE
Our Products and Technologies
PACE Technology for Regenerative Medicine, page 189.

Comment:

10.
We note your response to previous comment 12 and reissue the comment. Please fully describe the clinical studies you have conducted to date. Your disclosure should include information such as the dates of the studies, the number of participants, the length of the trials, the occurrence of any serious adverse events, the reported results or conclusions of the studies and any reported statistical significance of the results. Your disclosure should provide investors with a sufficient basis to evaluate your statement that you “believe that [y]our pre-clinical and clinical studies suggest that [y]our PACE technology will be effective in targeted applications.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 189-205 of Amendment No. 3 to provide the requested information.

U.S. Securities and Exchange Commission Page 5 December 21, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations of SANUWAVE
Liquidity and Capital Resources, page 206.

Comment:

11.
We note that you have $21.4 million of senior secured promissory note payable with $2.6 million in accrued interest outstanding as of September 30, 2023, that is currently in default. We further note that part of the default is due to a failure to make certain required payments. Please provide disclosures regarding the default and state what you are required to do to cure the default, including the amount you will be required to pay and when that payment is expected to be made. If the payment is to be made in connection with the merger transaction, please include an adjustment to the balance sheet for this payment.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 221 of Amendment No. 3 to provide additional information regarding SANUWAVE’s existing defaults under the senior secured promissory note payable and how it intends to cure such defaults.

The Company respectfully believes that the modifications contained in Amendment No. 3 to the Form S-4 to address comments #1-11 are responsive to the Staff’s comments. The Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

/s/ Tonya Mitchem Grindon